Exhibit 99.17

CONSENT OF MARYSE BELANGER

Reference is made to the Annual Report on Form 40-F and the documents incorporated by reference therein (the “40-F”) of Goldcorp Inc. (the “Company”) for the fiscal year ended December 31, 2013, and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.

I hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name in connection with (including, as an expert or “qualified person”) the following report(s), information and documents:

1.	The technical report dated April 5, 2011, entitled “Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report on Updated Feasibility Study” (the “Cerro Negro Report”);

2.	The technical report dated January 8, 2014, entitled “Goldcorp Inc., Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” (the “Peñasquito Report”);

3.	The technical report that has an effective date of December 13, 2012, entitled “Los Filos Gold Operation Guerrero State, Mexico NI 43-101 Technical Report” (the “Los Filos Report”); and

4.	The 40-F, the MD&A and the AIF, which include references in connection with information relating to (i) the Cerro Negro Report and the Cerro Negro Project, and the properties described therein, (ii) the Peñasquito Report and the Peñasquito Mine, and the properties described therein; (iii) the Los Filos Report and the Los Filos Mine, and the properties described therein, and (iv) my approval of all the mineral reserves, ore reserves, and mineral resources estimates as at December 31, 2013 contained in the AIF.

I also hereby consent to the incorporation by reference of such information contained in the 40-F, the MD&A and the AIF into Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116 and 333-188805 on Form S-8 of the Company.

Date: March 31, 2014

/s/ Maryse Belanger
Name: Maryse Belanger, P.Geo.